Exhibit 99.94

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine and Incyte Expand Clinical Collaboration Evaluating Combination Immunotherapies in Advanced Recurrent Ovarian Cancer

Following Positive Topline Results from the Ongoing Phase 1b Trial, Study Will Expand to Include a Phase 2 Cohort

Halifax, Nova Scotia; April 24, 2018 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced that it has entered into an agreement with Incyte Corporation to expand their ongoing clinical trial collaboration. The Companies plan to add a Phase 2 component to their ongoing Phase 1b combination study evaluating the safety and efficacy of Immunovaccine’s lead candidate, DXP-Survivac, in combination with Incyte’s IDO1 enzyme inhibitor epacadostat and low dose cyclophosphamide in advanced ovarian cancer patients.

The Phase 2 component will be a randomized, open label, efficacy study that will include up to 32 additional evaluable subjects. It will evaluate DPX-Survivac and low dose cyclophosphamide with, or without, epacadostat in patients with advanced recurrent ovarian cancer. In accordance with regulatory guidelines for combination trials, the goal of this portion of the program is to evaluate the clinical contribution of each investigational drug in the combination regimen.

“We were encouraged by the topline data we shared last December from the first dosing cohort of our trial, especially in this hard-to-treat population of ovarian cancer patients,” said Frederic Ors, Chief Executive Officer at Immunovaccine. “We believe that these results further support the hypothesis that the unique mechanism of action underscoring our T cell activation technology can trigger tumor regressions, even in patients who typically don’t respond well to current monotherapies. We are pleased to expand our collaboration with Incyte, and build on the initial demonstration of this combination in ovarian cancer.”

The Phase 2 arm of the study will be conducted under an amendment to the existing collaboration, in which Immunovaccine and Incyte are co-funding the trial.

Immunovaccine and Incyte previously reported positive topline data from the first dosing cohort of the Phase 1b portion of the study. Those results showed that the combination of 100mg of epacadostat, in combination with DPX-Survivac and low dose cyclophosphamide, showed a 70 percent disease control rate – including 30 percent of patients (three out of ten) experiencing partial responses in tumor regression – and demonstrated a tolerable safety profile. Immunovaccine expects to provide a clinical update on the Phase 1b program in the first half of 2018.

About DPX-Survivac

DPX-Survivac consists of survivin-based peptide antigens formulated in Immunovaccine’s proprietary immune-activating delivery technology. DPXSurvivac is thought to work by eliciting a cytotoxic T cell immune response against cells presenting survivin peptides. Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly overexpressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to anti-cancer therapies. Immunovaccine has identified over 15 cancer indications in which the over-expression of survivin can be targeted by DPX-Survivac. DPXSurvivac received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About Immunovaccine

Immunovaccine Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. Immunovaccine develops T cell-activating cancer immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology provides controlled and prolonged exposure to a broad range of immunogenic stimuli. Immunovaccine has advanced two T cell-activating therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing its lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of its platform, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of its platform to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of them will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com